Exhibit 99.4

MERCER PARK BRAND ACQUISITION CORP.

(A SPECIAL PURPOSE ACQUISITION CORPORATION)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(EXPRESSED IN UNITED STATES DOLLARS)

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Mercer Park Brand Acquisition Corp. (“Brand”, the “Corporation”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the three months ended March 31, 2021. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited financial statements as at December 31, 2020 and for the year ended December 31, 2020, and the related notes thereto, as well as the condensed interim financial statements as at March 31, 2021 and for the three months ended March 31, 2021, and the related notes thereto. Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three months ended March 31, 2021, are not necessarily indicative of the results that may be expected for any future period. The financial statements and the financial information contained in this MD&A were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Further information about the Corporation and its operations can be obtained on www.sedar.com.

The Corporation intends to focus its search for target businesses that operate branded product businesses in cannabis and/or cannabis-adjacent industries; however, the Corporation is not limited to a particular industry or geographic region for purposes of completing its Qualifying Transaction (as defined below). Please refer to the Corporation’s latest annual information form for risk factors and regulatory information (the “AIF”) regarding the cannabis industry.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements	Assumptions	Risk factors

The Corporation expects to complete a Qualifying Transaction (as defined below).

The Corporation’s ability to meet its working capital needs at the current level for the twelve-month period ending March 31, 2022.

The Corporation expects to identify an asset or business/businesses to acquire and close a Qualifying Transaction, on terms favourable to the Corporation.

The operating activities of the Corporation for the twelve-month period ending March 31, 2022, and the costs associated therewith, will be consistent with the Corporation’s current expectations; debt and equity markets, exchange and interest rates and other applicable economic conditions favourable to the Corporation.

The Corporation’s inability to find a target to complete a Qualifying Transaction within the Permitted Timeline (as defined below), as it may be extended. If we are unable to consummate our Qualifying Transaction within the Permitted Timeline, we will be required to redeem 100% of the outstanding Class A Restricted Voting Shares (as defined below), as described herein.

Changes in debt and equity markets; timing and availability of external financing on acceptable terms; increases in costs; regulatory compliance and changes in regulatory compliance and other local legislation and regulation; interest rate and exchange rate fluctuations; changes in economic conditions; impact of COVID-19 and timing of a Qualifying Transaction.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

Inherent in forward-looking statements are risks, uncertainties, and other factors beyond the Corporation’s ability to predict or control. Please also refer to those risk factors referenced in the “Risk Factors” section below and in the AIF. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Corporation’s actual results, performance, or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether because of new information or future events or otherwise, except as may be required by law. If the Corporation does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Description of Business

Brand is a corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Transaction”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was incorporated on April 16, 2019 under the Business Corporations Act (British Columbia), commenced operations on April 16, 2019. The head office of the Sponsor (as defined below) is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

On May 13, 2019, the Corporation completed its initial public offering (the “Offering”) of 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A restricted voting share (“Class A Restricted Voting Share”) of the Corporation and one-half of a share purchase warrant (each, a “Warrant”). In accordance with the Corporation’s articles, each Class A Restricted Voting Share, unless previously redeemed, will be automatically converted into one Subordinate Voting Share following the closing of a Qualifying Transaction. All Warrants will become exercisable at a price of $11.50 per share, commencing 65 days after the completion of a Qualifying Transaction, and will expire on the day that is five years after the completion of a Qualifying Transaction or may expire earlier if a Qualifying Transaction does not occur within the permitted timeline of 21 months (or 24 months if we have executed a letter of intent, agreement in principle or definitive agreement for a Qualifying Transaction within 21 months but have not completed the Qualifying Transaction within such 21-month period) (“Permitted Timeline”) (subject to extension, as further described herein) from the closing of the Offering or if the expiry date is accelerated. Each Whole Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share).

In connection with the Offering, the Corporation granted the underwriter a 30-day non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. The over-allotment option was exercised prior to the close of the initial public offering. As a result of the exercise of the over-allotment option, the Founders, (as defined below) own an aggregate of 10,089,750 Class B Shares, including 109,000 Class B Units and 9,810,000 Founders’ Warrants (as defined below).

Concurrent with the completion of the Offering, Mercer Park Brand, L.P. (formerly Mercer Park CB II, L.P.) (the “Sponsor”), a limited partnership formed under the laws of the State of Delaware, indirectly controlled by Mercer Park, L.P., a privately-held family office based in New York, New York and Charles Miles and Sean Goodrich (or persons or companies controlled by them) (collectively with the Sponsor, the “Founders”) purchased an aggregate of 10,089,750 Class B Shares, consisting of 10,069,750 Class B Shares purchased by the Sponsor, 10,000 Class B Shares purchased by Charles Miles, and 10,000 Class B Shares purchased by Sean Goodrich. In addition, the Sponsor purchased an aggregate of 9,810,000 Warrants (“Founders’ Warrants”) at $1.00 per Founders’ Warrant.

Upon closing of the Qualifying Transaction, the Class B Shares would, in accordance with the Corporation’s articles, convert on a 100-for-1 basis into Multiple Voting Shares.

Each Class A Restricted Voting Unit commenced trading on May 13, 2019 on the Neo Exchange Inc. (the “Exchange”) under the symbol “BRND.U” and separated into Class A Restricted Voting Shares and Warrants on June 24, 2019, which trade under the symbols “BRND.A.U”, and “BRND.WT”, respectively. The Class B Shares issued to the Founders will not be listed prior to the completion of the Qualifying Transaction.

The proceeds of $402,500,000 from the Offering are held by Odyssey Trust Company, as Escrow Agent, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the Escrow Account will be released to the Corporation prior to the closing of a Qualifying Transaction. The escrowed funds will be held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Transaction, or an extension to the Permitted Timeline to up to 36 months with shareholder approval from the holders of Class A Restricted Shares and the Corporation’s board of directors, or in the event a Qualifying Transaction does not occur within the Permitted Timeline), (ii) fund a Qualifying Transaction with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $16,100,000, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining 25% of which (or, if a lesser amount, the balance of the non-redeemed shares’ portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

In connection with consummating a Qualifying Transaction, the Corporation will require approval by a majority of the directors unrelated to the Qualifying Transaction. In connection with the Qualifying Transaction, holders of Class A Restricted Voting Shares will be given the opportunity to elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit timeline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will be subject to a redemption limitation of an aggregate 15% of the number of Class A Restricted Voting Shares issued and outstanding. Class B Shares will not be redeemable in connection with a Qualifying Transaction or an extension to the Permitted Timeline and holders of Class B Shares shall not be entitled to access the Escrow Account should a Qualifying Transaction not occur within the Permitted Timeline.

If the Corporation is unable to complete its Qualifying Transaction within the Permitted Timeline (or within an extension of the Permitted Timeline), the Corporation will be required to redeem each of the Class A Restricted Voting Shares. The Corporation’s Warrants (including the Warrants underlying the Class A Restricted Voting Units and the Class B Units and the Founders’ Warrants) will expire worthless. In such case, each holder of a Class A Restricted Voting Share will receive for an amount, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the Escrow Account, including any interest and other amounts earned; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses related to the dissolution and certain other related costs as reasonably determined by the Corporation. The underwriter will have no right to the deferred underwriting commissions held in the Escrow Account in such circumstances.

On February 2, 2020, the Corporation announced that it has an executed letter of intent in connection with a potential transaction, which would, if consummated, qualify as its qualifying transaction. Accordingly, the Corporation will be permitted until May 13, 2021 (24 months following the closing of its initial public offering) to conclude its qualifying transaction. After quarter-end, the Corporation has sought an extension to the permitted timeline, see Subsequent Events, below.

On March 24, 2021, the Corporation began trading on the OTCQX® Best Market, under the ticker ‘MRCQF’.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

Overall Performance

The Corporation has not conducted commercial operations and it is focused on the identification and evaluation of businesses or assets to acquire and there were no notable events that occurred during the reporting periods presented.

For the three months ended March 31, 2021, the Corporation earned interest income of $60,900 (three months ended March 31, 2020 - $1,495,772) and reported a loss of $1,348,294 ($0.13 basic and diluted loss per Class B Share) (three months ended March 31, 2020, income of $1,336,473 ($0.13 basic and diluted income per Class B Share)). The expenses for the three months ended March 31, 2021 primarily related to general and administrative expenses of $1,328,203, foreign exchange loss of $26,199, travel of $54,792, current income tax recovery of $244,184 and deferred income tax of $244,184. The expenses for the three months ended March 31, 2020 primarily related to general and administrative expenses of $164,180, foreign exchange gain of $4,881, travel of $nil, current income tax recovery of $nil and deferred income tax of $nil. Current liabilities as of March 31, 2021 total $1,843,980 (December 31, 2020 - $745,813). Shareholders’ deficiency as of March 31, 2021 is comprised of Class B Shares, unlimited, 10,198,751 issued of $nil (December 31, 2020 - $nil), additional paid-in-capital of ($11,684,284) (December 31, 2020 - ($11,684,284)) and retained earnings of $2,430,543 (December 31, 2020 - $3,778,837) for a net amount of ($9,253,741) (December 31, 2020 – ($7,905,447)) in shareholders’ deficiency.

Commitments and contingencies as of March 31, 2021 total $402,500,000 (December 31, 2020 - $402,500,000). It is comprised of Class A Restricted Voting Shares subject to redemption, 40,250,000 shares (at a redemption value of $10.00 per share).

Working capital, which consists of current assets less current liabilities, is $3,353,497 (December 31, 2020 - $2,559,062) as of March 31, 2021. Management believes the Corporation’s working capital is sufficient for the Corporation to meet its ongoing obligations and meet its objective of completing a Qualifying Transaction.

The weighted average number of Class B Shares outstanding for the three months ended March 31, 2021 was 10,198,751 (three months ended March 31, 2020 – 10,198,751).

Liquidity and Capital Resources

Restricted cash and marketable securities held in escrow	March 31, 2021
United States Treasury Bills	$203,709,233
Accrued interest	$33,751
Restricted cash	$201,895,527
Total restricted cash and marketable securities held in escrow	$405,638,511

Per Class A Restricted Voting Shares subject to redemption	$10.00

Cash held outside the escrow account	$3,630,795

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

We intend to use substantially all the funds held in the Escrow Account, including interest (which interest shall be net of taxes payable and certain expenses, as well as redemptions) to consummate a Qualifying Transaction. To the extent that, after redemptions, our share capital or debt is used, in whole or in part, as consideration to consummate a Qualifying Transaction, the remaining proceeds held in the Escrow Account may be used as working capital to finance the operations of the target business or businesses, make other acquisitions and/or pursue a growth strategy.

As of March 31, 2021, we had cash held outside of our Escrow Account of $3,630,795, which is available to fund our working capital requirements, including any further transaction costs that may be incurred. We expect to generate negative cash flow from operating activities in the future until our Qualifying Transaction is completed and we commence income generation. We intend to employ a proactive acquisition targeting strategy that identifies potential acquisition targets that align with the Corporation’s investment objectives. Consistent with this strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective acquisition targets:

•	Opportunity to consolidate a highly fragmented marketplace where even the largest brands represent less than 10% market share.

•	Ability to build an institutional-quality cannabis corporation focused on brands and branded products.

•	Companies with strong marketing and brand development expertise.

•	Companies that will benefit from a defined branding strategy.

•	Companies with additional, strategic capabilities-such as distribution, manufacturing, or product development-that support brand value.

•	Orphaned or underinvested brands within existing companies.

•	Companies exhibiting growth and profitability performance that could be enhanced through improved access to capital and financial expertise.

•	Opportunity to provide rescue financing for undercapitalized operators.

•	Companies that will benefit from being a public company.

Management seeks to ensure that our operational and administrative costs are minimal prior to the completion of a Qualifying Transaction, with a view to preserving the Corporation’s working capital.

We do not believe that we will need to raise additional funds to meet expenditures required for operating our business until the consummation of our Qualifying Transaction. We believe that we will have sufficient available funds outside of the Escrow Account to operate the business. However, we cannot be assured that this will be the case. To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, we may seek funding by way of unsecured loans from our Sponsor and/or its affiliates, up to a maximum aggregate principal amount equal to 10% of the escrowed funds, subject to the consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. Our Sponsor will not have recourse under such loans against the amounts in escrow. Such loans will collectively be subject to a maximum principal amount of 10% of the escrowed funds and may be repayable in cash following the closing of a Qualifying Transaction and may only be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction, subject to Exchange consent.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

Discussion of Operations

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

The Corporation’s net loss totaled $1,348,294 for the three months ended March 31, 2021, with basic and diluted loss per Class B Share of $0.13. Activities for this period principally related to general and administrative expenses of $1,328,203, foreign exchange loss of $26,199, travel of $54,792, current income tax recovery of $244,184 and deferred income tax of $244,184. These expenses were offset by interest income of $60,900.

The Corporation’s net income totaled $1,336,473 for the three months ended March 31, 2020, with basic and diluted income per Class B Share of $0.13. Activities for this period principally related to general and administrative expenses of $164,180, foreign exchange gain of $4,881, travel of $nil, current income tax of $nil and deferred income tax recovery of $nil. These expenses were offset by interest income of $1,495,772.

Interest Income

Since completion of the Offering, the Corporation’s activity has been limited to the evaluation of business acquisition targets, and we do not expect to generate any operating income until the closing and completion of a Qualifying Transaction. In the interim, we expect to generate small amounts of non-operating income in the form of interest income on cash and short-term investments, including restricted cash and short-term investments held in escrow. As of March 31, 2021, all funds held in escrow were included in United States Treasury Bills, except for $201,895,527 held in a restricted cash account and $33,751 held in accrued interest. Interest income on these investments is not expected to be significant in view of the current low interest rates.

During the three months ended March 31, 2021, the Corporation earned interest income of $60,900 (three months ended March 31, 2020 - $1,495,772).

General and Administrative Expenses

The Corporation’s general and administrative expenses consist of costs required to maintain its public company status in good standing, and expenses incurred to evaluate and identify companies, businesses, assets, or properties for potential acquisition in connection with the Corporation’s Qualifying Transaction. General and administrative costs were $1,328,203 for the three months ended March 31, 2021. General and administrative costs were $164,180 for the three months ended March 31, 2020.

Off-Balance Sheet Arrangements

As of the date of this filing, the Corporation does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Corporation including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Proposed Transactions

See “Subsequent Events”, below

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

New standards not yet adopted, and interpretations issued but not yet effective

The Corporation does not believe that any accounting standards that have been recently issued but which are not yet effective would have a material effect on the Financial Statements if such accounting standards were currently adopted.

Selected Quarterly Information

A summary of selected information for each of the quarters presented below is as follows:

				Basic and Diluted
	Income	Net (Loss) Income		Loss per Class B Share
	($)	($)		($)(9)
March 31, 2021	-	$(1,348,294)	(8)	(0.13)
December 31, 2020	-	$(144,116)	(7)	(0.01)
September 30, 2020	-	$(161,569)	(6)	(0.02)
June 30, 2020	-	$(83,442)	(5)	(0.01)
March 31, 2020	-	$1,336,473	(4)	0.13
December 31, 2019	-	$1,412,880	(3)	0.16
September 30, 2019	-	$1,611,697	(2)	0.16
Incorporation date to June 30, 2019	-	$193,086)	(1)	(0.03)

Notes:

(1) From the Incorporation date to June 30, 2019, the Corporation earned interest income of $40.00 and reported a loss of $193,086 ($0.03 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $191,614 and foreign exchange of $1,512;

(2) For the three months ended September 30, 2019, the Corporation earned interest income of $1,695,696 and reported income of $1,611,697 ($0.16 basic and diluted income per Class B Share). The income in the current period primary related to general and administrative expenses of $89,125 and foreign exchange gain of $5,126;

(3) For the three months ended December 31, 2019, the Corporation earned interest income of $1,601,241 and reported income of $1,412,880 ($0.16 basic and diluted income per Class B Share). The income in the current period primary related to general and administrative expenses of $100,398, travel of $85,000, foreign exchange loss of $2,963, current income tax of $713,425 and deferred income tax recovery of $713,425;

(4) For the three months ended March 31, 2020, the Corporation earned interest income of $1,495,772 and reported income of $1,336,473 ($0.13 basic and diluted income per Class B Share). The income in the current period primary related to general and administrative expenses of $164,180 and foreign exchange income of $4,881;

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

(5) For the three months ended June 30, 2020, the Corporation earned interest income of $49,036 and reported a loss of $83,442 ($0.01 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $83,493, foreign exchange loss of $28,088 and a current tax expense of $20,897;

(6) For the three months ended September 30, 2020, the Corporation earned interest income of $113,246 and reported a loss of $161,569 ($0.02 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $252,429 and foreign exchange loss of $22,386;

(7) For the three months ended December 31, 2020, the Corporation earned interest income of $84,693 and reported a loss of $144,116 ($0.01 basic and diluted income per Class B Share). The loss in the current period primary related to general and administrative expenses of $202,157, foreign exchange gain of $2,451, travel of $50,000, current income tax recovery of $135,887 and deferred income tax of $114,990; and

(8) For the three months ended March 31, 2021, the Corporation earned interest income of $60,900 and reported a loss of $1,348,294 ($0.13 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $1,328,203, foreign exchange loss of $26,199, travel of $54,792, current income tax recovery of $244,184 and deferred income tax of $244,184; and

(9) Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

Related Party Transactions

In May 2019 the Corporation entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Transaction. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As at March 31, 2021, the Corporation accrued $235,000 (December 31, 2020 - $205,000) in respect of these services.

On May 13, 2019, the Sponsor executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

For the three months ended March 31, 2021, the Corporation paid professional fees of $15,206 (three months ended March 31, 2020 - $6,372) to Marrelli Support Services Inc. (“Marrelli Support”), an organization of which the Corporation’s Chief Financial Officer is Managing Director. These services were incurred in the normal course of operations for general accounting and financial reporting matters. As at March 31, 2021, Marrelli Support was owed $15,283 (December 31, 2020 - $9,034) and was included in accounts payable and accrued liabilities on the Corporation’s balance sheet.

From April 16, 2019 (Date of Incorporation) to December 31, 2020 and for the three months ended March 31, 2021, Ayr Wellness Inc. (“Ayr”), a company with common management, incurred travel costs on behalf of the Corporation. As at March 31, 2021, the Corporation owed Ayr $188,046 (December 31, 2020 - $135,000) and which included in due to related parties on the Corporation’s balance sheets. This is based on a cash-call-basis from Ayr.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

Accounting Policies and Critical Accounting Estimates

The preparation of the Corporation’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and items in net income or loss and the related disclosure of contingent assets and liabilities. Critical accounting estimates represent estimates made by management that are, by their very nature, uncertain. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Warrant Valuation

Pursuant to the Offering, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Income Tax

The determination of the Corporation’s income taxes, and other tax assets and liabilities requires interpretation of complex laws and regulations. Judgment is required in determining whether deferred income tax assets should be recognized on the balance sheet. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred tax asset could be materially impacted.

Controls and Procedures

The Corporation’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting as defined in the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

Under their supervision, the Chief Executive Officer and Chief Financial Officer have implemented disclosure controls and procedures and internal controls over financial reporting appropriate for the nature of operations of the Corporation. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation’s design of its internal controls over financial reporting is based on the principles set out in the “Internal Control – Integrated Framework (2013)” issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, the Corporation has filed certificates signed by its Chief Executive Officer and the Chief Financial Officer certifying certain matters with respect to the design of disclosure controls and procedures and the design of internal control over financial reporting as of March 31, 2021.

Financial Instruments

The Corporation follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Corporation’s financial assets and liabilities reflects management’s estimate of amounts that the Corporation would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Corporation seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

The following table presents information about the Corporation’s assets that are measured at fair value on a recurring basis on March 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Corporation utilized to determine such fair value:

	Carrying value as of
	March 31, 2021	Level 1 (*)	Level 2 (*)	Level 3 (*)
	($)	($)	($)	($)
Assets
Restricted cash and marketable securities held in escrow	405,638,511	405,638,511	nil	nil

(*) Fair values as of March 31, 2021

The Corporation is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds. The Corporation’s overall risk management strategy seeks to minimize potential adverse effects of the Corporation’s financial performance. In particular, the Corporation intends to only invest the proceeds deposited in the Escrow Account in instruments that are the obligation of, or guaranteed by, the federal government of the United States of America or Canada. The Corporation believes this to be a low-risk strategy until the Corporation completes a Qualifying Transaction.

Market risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to minimal fair value risk.

Interest rate risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the fixed interest rate on the Corporation’s restricted cash and short-term balance held in escrow, its exposure to interest rate risk is nominal.

Currency risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the United States dollar. The Corporation does not currently have any exposure risk as the Corporation transacts minimally in any currency other than the United States dollar.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

Capital Management

(a) The Corporation defines the capital that it manages as its shareholders’ deficiency, net of its Class A Restricted Voting Shares subject to redemption. The following table summarizes the carrying value of the Corporation’s capital as of March 31, 2021:

$
Shareholders’ deficiency	(9,253,741)
Class A Restricted Voting Shares subject to redemption	402,500,000
Balance, March 31, 2021	393,246,259

The Corporation’s primary objective in managing capital is to ensure capital preservation to benefit from acquisition opportunities as they arise.

(b) Liquidity

As of March 31, 2021, the Corporation had $3,630,795 (December 31, 2020 - $2,095,023) in cash and cash equivalents. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, the Corporation may obtain such funding by way of unsecured loans from the Sponsor and/or its affiliates, subject to consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. The Sponsor would not have recourse under such loans against the Escrow Account, and thus the loans would not reduce the value of such Escrow Account. Such loans would collectively be subject to a maximum principal amount of 10% of the escrowed funds and may be repayable in cash following the closing of a Qualifying Transaction and may only be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction subject to Exchange consent.

Otherwise, and subject to any relief granted by the Exchange, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules.

Outlook

For the immediate future, the Corporation intends to identify and evaluate potential Qualifying Transactions. The Corporation continues to monitor its spending and will amend its plans based on business opportunities that may arise in the future.

Share Capital

As of the date of this MD&A, the Corporation had 17,843,851 Class A Restricted Voting Shares of the Corporation issued and outstanding. In addition, the Corporation had an aggregate of 10,089,751 Class B Shares issued and outstanding.

Risk Factors

Please refer to the Corporation’s AIF for information on the risk factors to which the Corporation is subject. In addition, see “Cautionary Note Regarding Forward-Looking Information” above.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Three Months Ended March 31, 2021

Discussion dated: May 14, 2021

COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. It is uncertain what impact this volatility and weakness will have on the Corporation’s securities held at fair value and short-term investments. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods, including the ability of the Corporation to complete a Qualifying Transaction.

Subsequent Events

(a)	On April 8, 2021, the Corporation announced that it had entered into a definitive agreement to merge with GH Group, Inc. (the “Glass House Group Transaction”), a fully-integrated cannabis business in California, with the right to combine with a state-of-the-art greenhouse and up to 17 additional dispensary locations that are in the process of applying for licenses.

(b)	On May 5, 2021, the Corporation obtained shareholder approval for a brief extension in its permitted timeline, from May 13, 2021 to July 30, 2021, in order to enable the Glass House Group Transaction to be completed.

(c)	On May 7, 2021, the Corporation received a receipt for a final non-offering prospectus from the applicable Canadian securities regulatory authorities in connection with the completion of the Glass House Group Transaction. On the same date, the Corporation filed a management information circular in connection with the shareholders’ meeting scheduled to be held on June 2, 2021 to approve the Glass House Group Transaction and related matters.

(d)	Effective May 13, 2021, in connection with the extension in the permitted timeline described above, 22,406,149 of the Corporation’s Class A Restricted Voting Shares were redeemed for US$10.11 per share. An additional right to redeem the Corporation’s Class A Restricted Voting Shares will be available to the holders thereof in connection with the closing of the Glass House Group Transaction. Subject to the satisfaction or waiver of the applicable conditions of closing, the Glass House Group Transaction is currently anticipated to close in the first half of June 2021.

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